SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

 MONAKER GROUP, INC.

 (Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

609011101

(CUSIP Number)

June 12, 2015

 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of Reporting Persons Stephen Romsdahl
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 736,414*
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 736,414*
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 736,414*
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) [ ]
11	Percent of Class Represented by Amount in Row 9 7.6%
12	Type of Reporting Person (see instructions) IN

* Includes 142,444 shares of Common Stock issuable upon exercise of outstanding and vested warrants to purchase shares of Common Stock.

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Item 1(a)	Name of Issuer.

Monaker Group, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2690 Weston Road, Suite 200
Weston, FL 33331

Item 2(a)	Name of Person Filing.

Mr. Stephen Romsdahl.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

40739 690th Ave
Saint James, MN 56081

Item 2(c)	Citizenship or Place of Organization.

Mr. Stephen Romsdahl is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

Common stock, $0.00001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

609011101

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

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(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4	Ownership.

(a)	Mr. Romsdahl beneficially owns 736,414 shares of Common Stock, including 142,444 shares of Common Stock issuable upon exercise of outstanding and vested warrants to purchase shares of Common Stock, of which 57,444 have an exercise price of $2.46 per share and an expiration date of December 31, 2016, 45,000 have an exercise price of $0.50 per share and an expiration date of January 14, 2017 and 40,000 have an exercise price of $0.50 per share and an expiration date of January 21, 2017.

(b)	Mr. Romsdahl is the beneficial owner of 7.6% of the outstanding shares of Common Stock. This percentage is determined by dividing 736,414 by 9,523,900, the number of shares of Common Stock issued and outstanding as of October 28, 2016, as confirmed by the Issuer’s Transfer Agent on such date, plus the number of shares of Common Stock issuable upon exercise of the outstanding warrants held by Mr. Romsdahl.

(c)	Mr. Romsdahl has sole power to vote and the sole power to dispose of the 736,414 shares of Common Stock beneficially owned by Mr. Romsdahl (including shares issuable upon exercise of warrants). Mr. Romsdahl has the power to vote, or direct the vote and the power to dispose, or direct the disposition, of the securities held by Mr. Romsdahl.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2016

/s/ Stephen Romsdahl Stephen Romsdahl

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.